February 1, 2017

VIA EMAIL AND EDGAR

Mr. Perry J. Hindin

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	magicJack VocalTec Ltd.
Soliciting Materials filed pursuant to Exchange Act Rule 14a-12 by Paul M. Posner, Carnegie Technologies Holdings, LLC et al.
Filed January 18, 2017
File No. 0-27648

Dear Mr. Hindin:

On behalf of Carnegie Technologies Holdings, LLC (“Carnegie”) and Paul M. Posner (together with Carnegie, the “Carnegie Parties”), and in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter of January 31, 2017 (the “Comment Letter”), we submit this letter containing the Carnegie Parties’ response to the Comment Letter. For your convenience, we have set out the text of the comment from the Comment Letter in bold text followed by our response.

Your response to prior comment 1 indicates that the Carnegie Parties do not presently intend to send to security holders a separate definitive proxy statement meeting the requirements to Exchange Act Rule 14a-3(a) but will instead rely on the complete set of information with respect to its slate to be set forth in magicJack’s definitive proxy statement. We are unable to agree with your view that I.D.3. in the July 2001 Interim Supplement to Publicly Available Telephone Interpretations is distinguishable from the present circumstances. Absent an exemption from Exchange Act Rule 14a-3(a), the Carnegie Parties must intend to furnish a proxy statement to security holders if they intend to rely on Exchange Act Rule 14a-12.

Response: The Carnegie Parties respectfully acknowledge the Staff’s comment. In light of the unusual factual circumstances and context referenced in response 1 contained in our January 27, 2017 response letter - which we understand to be a matter of first impression - we respectfully request that the Staff reconsider whether the Carnegie Parties can disseminate solicitation materials in accordance with Rule 14a-2(b)(8) (specifically, by filing such materials under cover of an amendment to the Carnegie Parties’ Schedule 14N, as contemplated by Rule 14a-2(b)(8)(iii)).

While we acknowledge that Rule 14a-2(b)(8) references the now vacated Rule 14a-11, we would ask that the Staff apply that rule by analogy to the “proxy access” structure permitted under Israeli law under the present circumstances. We note that Schedule 14N, which references nominees submitted under foreign law, still contains checkboxes on its front cover for soliciting materials filed pursuant to Rule 14a-2(b)(8).

Alternatively, if the Staff is unwilling to reconsider the matter, or is unwilling to change its conclusion, the Carnegie Parties intend to comply with applicable law by filing a proxy statement under Rule 14a-3 which would largely incorporate by reference (once it is filed in final form and disseminated) the magicJack proxy statement, in accordance with Rule 14a-5(c), and would include all other necessary disclosure (a “Carnegie Proxy Statement”). In that instance, we would ask the Staff to confirm that it would be proper if any further soliciting materials of the Carnegie Parties, issued prior to the date of filing of the final Carnegie Proxy Statement, would be filed as soliciting material in accordance with Rule 14a-12.

If you have any further questions regarding our responses to your comments, please do not hesitate to call the undersigned at (203) 363-7630 or Scott Kaufman at (212) 551-2639.

Sincerely,

/s/ Michael Grundei

Michael Grundei

cc:	Paul M. Posner
Scott L. Kaufman (Wiggin and Dana LLP)
Lee Sandoloski (Rosenthal Pauerstein Sandoloski Agather LLP)

2